SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                      No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding poll results of the first extraordinary general meeting for the year 2013 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on November 26, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

POLL RESULTS OF THE FIRST EXTRAORDINARY
GENERAL MEETING FOR THE YEAR 2013

Sinopec Corp. and all members of the Board warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

●	There is no objection against or amendment to the proposed resolution at the EGM.

●	There is no amendment to resolutions duly passed on the previous general meeting.

●	The resolution is considered and approved by the shareholders at the EGM.

I.  CONVENING AND ATTENDANCE OF THE EGM

China Petroleum & Chemical Corporation (“Sinopec Corp” or the “Company”) held its first on-site extraordinary general meeting for the year 2013 (the “EGM”) at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China on 26 November 2013 at 9:00 a.m. A shareholders were provided with internet voting to participate in the EGM in accordance with relevant rules and regulations.

1. Number of shareholders and authorised proxies attending the EGM
number of shareholders and authorised proxies		29
of which:	A shareholders	22
	H shareholders	7

Total number of valid voting shares held by the attending shareholders or proxies		97,800,618,718
of which:	A shares	85,970,500,262
	H shares	11,830,118,456
Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the EGM (%)		83.90
of which:	A shares	73.75
	H shares	10.15
2. Numbers of A shareholders participated the EGM by internet voting
number of A shareholders		124
Total number of valid voting shares held by the A shareholders participated by internet voting		124,151,199
Percentage of such voting shares of the Company held by such A shareholders, as compared with the total shares entitling the holders to attend and validly vote at the EGM (%)		0.11

As at the share registration date (25 November 2013), a total of 116,565, 281,433 shares of Sinopec Corp. entitled the holders to attend and vote in favour or against the resolution at the EGM. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the EGM. There were no shares entitling the holders to attend and abstain from voting in favour under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). No shareholders of Sinopec Corp. are required under the Hong Kong Listing Rules to abstain from voting and none of the shareholders of Sinopec Corp. has stated their intention in the circular dated 30 October 2013 to vote against or to abstain from voting on the resolution at the EGM.

The on-site EGM providing internet voting option to A shareholders, was convened by the board of directors of Sinopec Corp. (the “Board”) and chaired by Mr. Fu Chengyu, Chairman of the Board. Sinopec Corp. currently has 15 directors and 9 supervisors as of the time of the EGM. Mr. Zhang Yaocang, as a Vice Chairman of the Board; Mr. Li Chunguang, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Dai Houliang and Mr. Liu Yun, all as directors; Ms. Bao Guoming, an independent non-executive director, attended the EGM; Mr. Geng Limin, Mr.

Li Xinjian, Mr. Zou Huiping, Mr. Zhou Shiliang and Mr. Kang Mingde, all as supervisors, attended the EGM. Mr. Wang Xinhua, the Chief Financial Officer, Mr. Zhang Haichao, Mr. Jiao Fangzheng and Mr. Lei Dianwu, all as Vice Presidents, were presented at the EGM; Mr. Huang Wensheng, the secretary to the Board attended the EGM. The convening of and the procedures for holding the EGM, and the voting procedures at the EGM were in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of Sinopec Corp.

II.  Consideration of the resolution

The following special resolution was considered and approved at the EGM by way of poll:

THAT the term of validity of the Proposal Regarding Issuance of A Shares Convertible Bonds and Other Related Matters be and is hereby extended.

A total of 97,915,582,607 shares voted on this resolution, the voting results were as follows:

For: 67,674,699,374 shares (99.75%)
Against: 240,883,233 shares (0.25%)

III.  Witness by lawyers

Li Liping and Jiang Xueyan, PRC lawyers of Sinopec Corp. from Haiwen & Partners, Beijing, witnessed the EGM and issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the EGM, the voting procedures at the EGM, the eligibility of the convenor of the EGM and the eligibility of the shareholders (or their proxies) attending the EGM were in compliance with the requirements of relevant laws and the articles of association of the Company and the voting results at the EGM were valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited was appointed as the scrutineer in respect of voting at the EGMNote.

IV.  Document for inspection

The Legal Opinion.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC, 26 November 2013

Note: Hong Kong Registrars Limited is the H share registrar for Sinopec Corp.

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: November 27, 2013